April 2, 2012

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Attention: Ms. Angela McHale

Re:	Retail Properties of America, Inc.

Registration Statement on Form S-11 (File No. 333-172237)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Retail Properties of America, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on April 4, 2012, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of copies of the preliminary prospectus dated March 23, 2012, through the date hereof:

3,799 copies to prospective underwriters, institutional investors, dealers and others.

We have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

CITIGROUP GLOBAL MARKETS INC.

DEUTSCHE BANK SECURITIES INC.

KEYBANC CAPITAL MARKETS INC.

As Representatives of the several Underwriters

BY:	J.P. MORGAN SECURITIES LLC

By:	/s/ Eddy Allegaert
Name:	Eddy Allegaert
Title:	Managing Director